Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

April 13, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Diverse Development Group, Inc.

Registration Statement on Form S-1

Filed February 21, 2017

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2017

File No. 333-216151

Dear Mr. Burr:

We are submitting this letter on behalf of Diverse Development Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 7, 2017 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-216151) filed with the Commission on February 21, 2017 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on March 31, 2017. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.

Staff Comment: We note your response to prior comment 1 and your statement that you have no plans or intention to be acquired or merge with an operating business. We also note your disclosure on page 17 that you intend to raise approximately $145 million. It is unclear on what basis you believe you will be able to raise such funds. It is also unclear on what bases you computed the 6.5% and other figures in the last two paragraphs on page 17. Given your lack of cash, intent to operate with little or no debt, and plan to acquire properties “by merger” or acquisition, it appears that you are a blank check company. Please advise us of the bases for the figures and disclosure mentioned above. Additionally, please provide further analysis that addresses your business plan and how you intend to acquire real estate assets or revise the registration statement to comply with the requirements of Rule 419.

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Company's Response: The definition of a blank check company is not the same as a shell company. The Company respectfully suggests to the Staff that it is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419. Rule 419 defines a "blank check company" as a company that:

i. Is a development stage company that has no specific business planor purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations that involves the purchase and development of investment-grade credit tenant properties with long-term leases. The Company notes the Staff’s inquiry with respect to the basis upon which the Company shall raise $145 million (the “Tenant Property Funds”) to execute its plan. The Company has revised its disclosure as it does not require a raise of the Tenant Property Funds to execute its business plan. As clarified in the section of the Prospectus entitled THE BUSINESS and subheadings thereunder, The Company intends to utilize its founder, Mr. Christopher Kiritsis’ 30 years of experience in the real estate industry, to build ground up developments of 7 Eleven properties in Florida (the “Ground Up Developments”) and collect rents & capital gains therefrom. The Ground Up Developments have already been identified by the Company and are currently under control & operation by Mr. Kiritsis, the Company’s President & CEO, via one of two single member Florida Limited Liability Companies. This is disclosed under the section of the Prospectus entitled THE BUSINESS as follows: “As of the date of this prospectus, the Company has identified a project that is entitled for 688 units and 85,000 square feet of retail (the “Development Project”) as well as several single tenant developments with an S&P rating of AA- (the “Ground Up Developments”). Presently the Company’s President and CEO Mr. Kiritsis controls the Development Project and the Ground Up Developments pursuant to certain free-standing leases and deeds that are held by one of two separate single-member Florida Limited Liability Companies, each of which Mr. Kiritsis is the sole member (the “LLC Group”). The LLC Group consists of Potomac Group LA1, LLC, a Florida Limited Liability Company (“PG LA1”) and Sered Joel, LLC, a Florida Limited Liability Company (“Sered”).

As part of the Company’s plan, the LLC Group shall assign all development projects to the Company to generate operational capital. These projects include a 7- Eleven ground up development and a 92 unit patio villa development that is fully entitled and shovel ready on land that is owned outright by PG LA1 (part of the Development Project). PG LA1 also will assign rights to development of 18 acres in Placida, Florida, a development located on the water which includes a restaurant and existing boat docks (the “Placida Development”). The Company’s intent is to rezone the Placida Develompent to a Planned Development of Medium Density to allow 150 to 180 condominiums, restaurant improvements and addition of retail space. The Company anticipates that these projects will be assigned to The Company within the first year of its operation to implement its business plan.”

These matters are further described in the section of the Prospectus entitled THE BUSINESS and subheadings thereunder as well as in an expanded MD&A section. The Company is an early development stage company and not a 419 company.

The Company further notes the Staff’s inquiries with respect to basis for 6.5% CAP rates and other figures previously provided in the Disclosure. The Company has revised its Disclosure in the Amendment to remove references to these figures.

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In addition, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. The Company intends to initiate operations through purchase of the Development Project and Ground Up Developments, and through anticipated gains derived from rent and capital gains from these projects, as discussed above. The Company may, as previously represented in the Form 8-K previously filed December 22, 2016, by merger or acquisition seek suitable real estate properties to acquire and thereafter develop in conjunction with the Company’s plan.”

The Company, because of its business plan, is not a blank check company but is an early stage development company as disclosed throughout the Registration Statement.

2.	We note that you have filed a Form 12b-25 for your December 31, 2016 Form 10-K. This form was signed by Lee Cassidy, who does not appear to be an executive officer. It is unclear why this form was not signed by a current executive officer of the company or why evidence of the representative’s authority was not provided. Please advise.

Company’s Response: Lee Cassidy is the duly authorized filing agent for the Company and authorized to file the extension for the Form 10-K filing.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company's responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Christopher Kiritsis
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com

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